February 8, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2007
Filed August 2, 2007
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated January 3, 2008, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the fiscal year ended March 31, 2007 (the “2007 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.	Please refer to comment 7 in our letter dated September 19, 2007. In your response to this comment, you state that revenue is recognized based on the fixed price per unit for each game accessed, as tracked on the system reports from your servers in which the game content is housed. Clarify whether this revenue recognition policy applies to console games with online capability (e.g., Xbox360) and explain what you mean by a “fixed price per unit for each game accessed.” If this does not apply to console games with online capability, tell us the types of games this applies to (e.g., games downloaded and played over the Internet only through a computer) and whether the fee charged includes a one-time payment for a perpetual license to the game; a hosted game in which the customer is charged each time the game is played; or access to the game for a specified time (e.g., monthly, annually, etc.). In your response provide us an example of each type of online game offered and the revenue recognition policy for each.

Response:

The revenue recognition policy based on a fixed price per unit for each game accessed, is applicable to games downloaded and played over the Internet only through a computer. Customers may download games for free, but need to purchase points to play the games. Each game has a fixed number of points to play and we track the point usage reports from our servers and recognize revenue as points are used.

Another type of online offering is our console games with online capability. However, the revenue recognition policy described above does not apply to such console games, for which our accounting policy is to recognize revenue when package software is sold as more fully discussed in our response to comment 3 below. Also, when our console games with online capability, such as Xbox LIVE arcade, are downloaded from a website owned and operated by the hardware maker (i.e., the console maker), revenue is recognized at a pre-determined fixed sales price per download based on periodic reports of game downloads provided by the console maker.

2.	We note in your response to our prior comment 4 that you do not have an ongoing service obligation to your customers for the use of your servers as it relates to the hosting of online gaming. However, we note on your website that for certain of your console game titles (e.g., Bomberman Act: Zero, Rumble Roses XX, etc.), you market the online capability of such games to your customers. Clarify whether your console games that include online capability are being hosted on your internal servers and if so, why you believe that you do not have an ongoing service obligation to your customers for the use of your servers when you market the online capability of your games to your customers.

Response:

We do not provide any hosting services for our console game titles played on Xbox and NINTENDO DS, for which online features are hosted on the servers of the console maker. We do not receive or pay any fee to the console maker for inclusion of such features and the development cost for including such online capability features is negligible.

We use our internal servers to host online functionalities for our console games with online capability that are not hosted on the servers of the console maker. These primarily include our Sony compatible console games with online features. We provide online services for a period of time following the release of each online game which generally is about one year. However, such online services may be discontinued at our sole discretion and the availability of the online functionality cannot be controlled by customers or by the console maker. Thus, we have determined that we do not have an ongoing service obligation to our customers for the use of our servers.

3.	We also note in your response to our prior comment 4 that you do not charge separate fees for the online capability of your games. For your console games, clarify whether you account for the sale of each game with online capability as a multiple element arrangement (e.g., the software product and the online hosting service) and whether the fee for each game sold is allocated to each element and recognized as revenue separately. If you do not account for these sales as multiple element arrangements, tell us why you believe that such arrangements do not include multiple elements that should be recognized separately. Please advise.

Response:

We do not account for the sales of the console game with online capability as multiple element arrangements for the reasons specified below.

The online capability features of our console games are mainly a multiple player gaming functionality on a network which is appended to the single player games on the console. The development cost to feature such online functionality is negligible, and we have not differentiated the pricing of the package games with online capability from the pricing of the same or similar games without online capability. Playing games on the console is the major premise for our customers to purchase these games, and Internet access is not a prerequisite to play the games and is of de minimis value to our consumers, as evidenced by consistent pricing in the market place for individual games with and without online capability. We consider the online functionality as a mere means of marketing and promotion to increase the package sales. In fact, console games with online capability (hosted on our internal servers) account for approximately 33% of total console game sales and only a small minority of the purchasers of those games (approximately 9% of total online-capable game sales, according to our internal statistics) use the online services. Also, the cost of operating the online services hosted on our internal servers was about 100 million yen for the year ended March 2007, a negligible proportion of the cost of our console game activities.

As explained above, we have determined that the online services we provided in our package games only have an incidental value relative to the overall product offerings. Based on EITF 00-21, multiple elements of revenue should be evaluated separately and recognized as revenue respectively. If multiple elements of revenue cannot be separated by their fair values, all the revenue from the transactions is recognized on a straight line basis over the estimated term of the service.

Currently, we cannot ascribe a separate value to the online service elements in the console games with online capability. However, we have deemed online capability to be an insignificant deliverable based on the above considerations. As a result, we have determined that deferring the revenue for such online functionalities would be inappropriate, as long as the online services are used by a small minority of the customers and do not constitute more than an insignificant portion of the package game value. We will continually monitor our online service value in console games with online functionality in the future.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi (fax: 03-5412-3311) or Junichi Motobayashi (fax: 03-5412-3315, e-mail address: mj.01434@konami.com).

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation